UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:
811-03364
Date examination
completed:

September 30, 2018
2. State identification Number:


AL
AK
AZ
AR
CA
CO   X

CT
DE
DC
FL
GA
HI

ID
IL
IN
IA
KS
KY

LA
ME
MD
MA
MI
MN

MS
MO
MT
NE
NV
NH

NJ
NM
NY
NC
ND
OH

 OK
OR
PA
RI
SC
SD

TN
TX
UT
VT
VA
WA

WV
WI
WY
PUERTO
RICO


 Other (specify):

3. Exact name of investment company as
specified in registration statement: Great-
West Funds, Inc.

4.	Address of principal executive office
(number, street, city, state, zip code):
8515 E. Orchard Road, Greenwood Village, CO
80111




INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion, included in the accompanying
Management Assertion Regarding Compliance with Rule 17f-2 Under the
Investment Company Act of 1940 that Great-West Aggressive Profile Fund, Great-West Conservative Profile Fund, Great-West Moderate Profile Fund, Great-West Moderately Aggressive Profile Fund, Great-West Moderately
Conservative Profile Fund, Great-West SecureFoundation Balanced Fund,
Great-West SecureFoundation Lifetime 2015 Fund, Great-West
SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime
2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime
2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime
2055 Fund, Great-West Lifetime Conservative 2015 Fund, Great-West Lifetime
2015 Fund, Great-West Lifetime Conservative 2020 Fund, Great-West Lifetime
2020 Fund, Great-West Lifetime Conservative 2025 Fund, Great-West Lifetime
2025 Fund, Great-West Lifetime Conservative 2030 Fund, Great-West Lifetime
2030 Fund, Great-West Lifetime Conservative 2035 Fund, Great-West Lifetime
2035 Fund, Great-West Lifetime Conservative 2040 Fund, Great-West Lifetime
2040 Fund, Great-West Lifetime Conservative 2045 Fund, Great-West Lifetime
2045 Fund, Great-West Lifetime Conservative 2050 Fund, Great-West Lifetime
2050 Fund, Great-West Lifetime Conservative 2055 Fund, and Great-West
Lifetime 2055 Fund (each a "Fund", collectively the "Funds") of the Great-
West Funds, Inc. complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of September 30, 2018, with respect to securities reflected in the investment account of the Funds. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.
Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects.
An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of
September 30, 2018, and with respect to agreement of security purchases and sales, for the period from April 30, 2018 (the date of our last examination) through September 30, 2018:
1.	Confirmation of all securities held with the transfer agent, DST Systems,
Inc. ("DST").

2.	Reconciliation of all such securities to the books and records of the
Funds and DST;

3.	Agreement of one security purchase and one security sale for each Fund since our last report from the books and records of the Funds to DST trade records.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that each of the Funds of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the U.S.
Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Denver, Colorado
December 6, 2018


MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West Aggressive Profile Fund, Great-West Conservative Profile Fund, Great-West Moderate Profile Fund, Great-West Moderately Aggressive Profile Fund, Great-West Moderately Conservative Profile Fund, Great-West SecureFoundation' Balanced Fund, Great-West SecureFoundation Lifetime 2015 Fund, Great-West SecureFoundation Lifetime 2020 Fund, Great-West SecureFoundation Lifetime 2025 Fund, Great-West SecureFoundation Lifetime 2030 Fund, Great-West SecureFoundation Lifetime 2035 Fund, Great-West SecureFoundation Lifetime 2040 Fund, Great-West SecureFoundation Lifetime 2045 Fund, Great-West SecureFoundation Lifetime 2050 Fund, Great-West SecureFoundation Lifetime 2055 Fund, Great-West Lifetime Conservative 2015 Fund, Great-West Lifetime 2015 Fund, Great-West Lifetime Conservative 2020 Fund, Great-West Lifetime 2020 Fund, Great-West Lifetime Conservative 2025 Fund, Great-West Lifetime 2025 Fund, Great-West Lifetime Conservative 2030 Fund, Great-West Lifetime 2030 Fund, Great-West Lifetime Conservative 2035 Fund, Great-West Lifetime 2035 Fund, Great-West Lifetime Conservative 2040 Fund, Great-West Lifetime 2040 Fund, Great-West Lifetime Conservative 2045 Fund, Great-West Lifetime 2045 Fund, Great-West Lifetime Conservative 2050 Fund, Great-West Lifetime 2050 Fund, Great-West Lifetime Conservative 2055 Fund, and Great-West Lifetime 2055 Fund (each a "Fund", collectively the "Funds") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2018 and from April 30, 2018 through September 30, 2018.
Based on this evaluation, we assert that each of the Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, and from April 30, 2018 through September 30, 2018, with respect to securities reflected in the investment accounts of the Funds.




Great-West Funds, Inc.
By:

______________________________
Scott C. Sipple
President and Chief Executive Officer


______________________________
Mary Maiers
Chief Financial Officer and Treasurer



__________________________________________
Ryan Logsdon
Vice President, Counsel & Secretary